UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
Shattuck Labs, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
82024L103
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,619,914 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,619,914 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,619,914 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 516,185 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 1,034,976 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 46,923 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 454,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 632,383 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 2,178,738 shares of Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 670,795 shares of Common Stock held by RedCo I, L.P., and (viii) 85,765 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 39,961,885 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 13, 2020 (the “Final Prospectus”), plus 1,782,352 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,619,914 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,619,914 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,619,914 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 516,185 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 1,034,976 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 46,923 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 454,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 632,383 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 2,178,738 shares of Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 670,795 shares of Common Stock held by RedCo I, L.P., and (viii) 85,765 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 39,961,885 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus, plus 1,782,352 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Redmile Biopharma Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,178,738 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,178,738
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,178,738
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) Percent of class calculated based on 39,961,885 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus, plus 1,782,352 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (“Common Stock”), of Shattuck Labs, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1018 W. 11th Street, Suite 100, Austin, TX 78703.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and Redmile Biopharma Investments II, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, L.P., Redmile Capital Offshore Master Fund, Ltd., Redmile Capital Offshore Fund (ERISA), Ltd., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Biopharma Investments II, L.P., RedCo I, L.P. and Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Biopharma Investments II, L.P.

Redmile Biopharma Investments II, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Biopharma Investments II, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as the investment manager/adviser for Redmile Biopharma Investments II, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (viii) of Item 5(a) below.

The shares of Common Stock held by Redmile Biopharma Investments II, L.P. were issued immediately prior to the Issuer’s initial public offering (the “IPO”) upon the conversion of the Issuer’s Series B-1 Preferred Stock, $0.0001 par value per share (the “Series B-1 Preferred Stock”).

In June 2020, the Issuer issued and sold shares of its Series B-1 Preferred Stock to a group of institutional investors, including Redmile Biopharma Investments II, L.P. (the “Series B-1 Financing”). Redmile Biopharma Investments II, L.P. purchased an aggregate of 318,064 shares of Series B-1 Preferred Stock at a purchase price of $62.88051 per share. The source of funds was working capital of Redmile Biopharma Investments II, L.P. On October 1, 2020, the Issuer effected a 1-for-6.85 forward stock split of the Common Stock. Upon completion of the forward stock split, Redmile Biopharma Investments II, L.P. held 318,064 shares of Series B-1 Preferred Stock, which were convertible into 2,178,738 shares of Common Stock.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

On June 12, 2020, the Board of Directors appointed Michael S. Lee, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the IPO, which was completed on October 14, 2020, Mr. Lee was appointed a Class I director to serve until the Issuer’s 2021 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Lee’s appointment to the Board of Directors, on June 12, 2020, Mr. Lee and the Issuer entered into an indemnification agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Lee is entitled to cash and equity compensation pursuant to the Issuer’s Non-Employee Director Compensation Policy (the “Policy”). Pursuant to the Policy, Mr. Lee is entitled to receive an annual cash retainer of $35,000 to be paid quarterly, in arrears. Mr. Lee currently serves on the nominating and corporate governance committee. Under the Policy, non-employee directors receive $7,500 annually for serving on the audit committee ($15,000 annually for the chairperson), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairperson) and $4,000 annually for serving on the nominating and corporate governance committee ($8,000 annually for the chairperson). A non-employee director also receives $65,000 annually for serving as the non-executive chairperson of the Board of Directors and $60,000 annually for serving as the lead independent director of the Board of Directors.

Pursuant to the Policy, Mr. Lee will also be entitled to receive an annual award of stock options, restricted stock or restricted stock units, as determined in the discretion of the Compensation Committee of the Board of Directors, with a grant date fair value equal to $70,000, which award will vest over a one-year period or, if sooner, immediately prior to the Issuer’s next annual meeting of stockholders, subject to Mr. Lee’s continued service on the Board of Directors through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Lee in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Lee will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Lee disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Lee is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Lee receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 516,185 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 1,034,976 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 46,923 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 454,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 632,383 shares of Common Stock held by Redmile Strategic Master Fund, LP, (vi) 2,178,738 shares of Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 670,795 shares of Common Stock held by RedCo I, L.P., and (viii) 85,765 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 39,961,885 shares of Common Stock outstanding after the IPO, as disclosed in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on October 13, 2020 (the “Final Prospectus”), plus 1,782,352 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,619,914

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,619,914

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,619,914

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,619,914

Redmile Biopharma Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,178,738

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,178,738

(c) The information in Item 6 below is incorporated herein by reference.

In addition, on October 14, 2020, certain of the Redmile Funds purchased an aggregate of 500,000 shares of Common Stock in open market purchases: (i) Redmile Capital Fund, L.P. purchased 74,997 shares of Common Stock, (ii) Redmile Capital Offshore Master Fund, Ltd. purchased 150,376 shares of Common Stock, (iii) Redmile Capital Offshore Fund (ERISA), Ltd. purchased 6,823 shares of Common Stock, (iv) Redmile Capital Offshore II Master Fund, Ltd. purchased 65,990 shares of Common Stock, (v) Redmile Strategic Master Fund, LP purchased 91,883 shares of Common Stock, (vi) RedCo I, L.P. purchased 97,466 shares of Common Stock, and (vii) Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, purchased 12,465 shares of Common Stock by Map 20 Segregated Portfolio. The shares were purchased in multiple transactions at prices ranging from $17.57 to $22.10, for a weighted average price of $19.3387 per share. The source of funds was working capital of the Redmile Funds.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Second Amended and Restated Investors’ Rights Agreement

In connection with the Series B-1 Financing and the issuance and sale of Series B-1 Preferred Stock, on June 12, 2020, the Issuer, the holders of the Issuer’s redeemable convertible preferred stock and certain other stockholders, including certain of the Redmile Funds, entered into a second amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC to register for resale (i) the shares of Common Stock issued or issuable upon conversion of the Issuer’s Series A Preferred Stock, Series B Preferred Stock or Series B-1 Preferred Stock, (ii) the shares of Common Stock held by certain stockholders and any shares of Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of such shares, or (iii) the shares of Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in (i) or (ii) above (collectively, the “Registrable Securities”) in certain situations, as provided below.

Demand Registration Rights. The Issuer agreed to prepare and file a registration statement for resale of the Registrable Securities within 90 days of the receipt of a written request from the holders that are Major Investors (as defined in the Investors’ Rights Agreement) and either hold at least a majority of the Registrable Securities then outstanding and held by Major Investors or 70% of the Registrable Securities then outstanding that are Registrable Securities under clauses (i) and (iii) above that the Issuer effect any registration with respect to all or part of the Registrable Securities. The Issuer will not be required to prepare and file such registration statement: (a) during the period that is 60 days before the Company’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, (b) prior to the date that is 180 days following the effective date of the IPO; (c) after the Issuer has effected two such registrations and such registrations have been declared or ordered effective; (d) if the Issuer qualifies at that time to register the securities requested to be registered pursuant to a registration statement on Form S-3; or (e) if the Registrable Securities subject to such request have an anticipated aggregate offering price (after deduction for underwriter’s discounts, selling commissions and stock transfer taxes, and fees and disbursements of counsel for any holder)of less than $25,000,000.

Piggyback Registration Rights. Pursuant to Investor Rights Agreement, if the Issuer proposes to register any of its securities, for its own account or the account of any of its shareholders other than the holders of the Registrable Securities, then the Issuer will provide the holders of the Registrable Securities with written notice thereof and the Issuer will include in such registration all the Registrable Securities specified in a written request or requests made by any holders of the Registrable Securities within 20 days of receipt of such written notice from the Issuer.

Form S-3 Registration Rights. After the Issuer has qualified for the use of a registration statement on Form S-3, the holders that are Major Investors (as defined in the Investors’ Rights Agreement) and either hold at least a majority of the Registrable Securities then outstanding and held by Major Investors or 70% of the Registrable Securities then outstanding that are Registrable Securities under clauses (i) and (iii) above will have the right to request registration of the Registrable Securities on Form S-3. The Issuer will not be required to prepare such a registration statement on Form S-3: (a) during the period that is 30 days before the Company’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, (b) unless the Registrable Securities subject to such request have an anticipated aggregate offering price (after deduction of underwriting discounts, selling commissions and stock transfer taxes, and fees and disbursements of counsel for any holder) of at least $5,000,000; or (c) if at least two registrations pursuant to this Form S-3 registration right have occurred in any consecutive 12-month period.

The foregoing summary of the Investors’ Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

IPO Lock-Up Agreement

In connection with the IPO, Mr. Lee and the Redmile Funds entered into lock-up agreements (the “Lock-Up Agreements”) with Citigroup Global Markets Inc., Cowen and Company, LLC, and Evercore Group L.L.C., as representatives of the underwriters. Pursuant to the terms of the Lock-Up Agreement, Mr. Lee and the Redmile Funds have agreed, subject to certain exceptions, during the period ending 180 days after October 8, 2020, not to directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

Mr. Lee’s and the Redmile Funds’ covenants under the Lock-Up Agreement do not apply with respect to the 2,941,176 shares of Common Stock purchased by the Redmile Funds in the IPO, the 500,000 shares of Common Stock purchased by certain of the Redmile Funds in open-market transactions on October 14, 2020 or any additional shares that may be purchased in open-market transactions.

The foregoing summary of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Appointment of Michael Lee to the Board of Directors

On June 12, 2020, the Board of Directors appointed Michael S. Lee, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the IPO, which was completed on October 14, 2020, Mr. Lee was appointed a Class I director to serve until the Issuer’s 2021 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Lee’s appointment to the Board of Directors, on June 12, 2020, Mr. Lee and the Issuer entered into an indemnification agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Lee is entitled to cash and equity compensation pursuant to the Policy. Pursuant to the Policy, Mr. Lee is entitled to receive an annual cash retainer of $35,000 to be paid quarterly, in arrears. Mr. Lee currently serves on the nominating and corporate governance committee. Under the Policy, non-employee directors receive $7,500 annually for serving on the audit committee ($15,000 annually for the chairperson), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairperson) and $4,000 annually for serving on the nominating and corporate governance committee ($8,000 annually for the chairperson). A non-employee director also receives $65,000 annually for serving as the chairperson of the Board of Directors and $60,000 annually for serving as the lead independent director of the Board of Directors.

Pursuant to the Policy, Mr. Lee will also be entitled to receive an annual award of stock options, restricted stock or restricted stock units, as determined in the discretion of the Compensation Committee of the Board of Directors, with a grant date fair value equal to $70,000, which award will vest over a one-year period or, if sooner, immediately prior to the Issuer’s next annual meeting of stockholders, subject to Mr. Lee’s continued service on the Board of Directors through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Lee in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Lee will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Lee disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Lee is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Lee receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Initial Public Offering

On October 14, 2020, certain of the Redmile Funds purchased an aggregate of 2,941,176 shares of Common Stock at a price of $17.00 per share in the IPO.

Redmile Group, LLC is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of October 15, 2020, by and among Redmile Group, LLC, Jeremy C. Green and Redmile Biopharma Investments II, L.P.

Exhibit 99.2	Second Amended and Restated Investors’ Rights Agreement, by and among Shattuck Labs, Inc. and certain of its stockholders, dated as of June 12, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-248918) filed on September 18, 2020).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-248918) filed on September 18, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 15 2020	/s/ Jeremy C. Green
JEREMY C. Green

Dated: October 15, 2020	redmile biopharma investments ii, l.p.

By: Redmile biopharma Investments II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member